February 3, 2020

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

       Re: Roth CH Acquisition I Co.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted January 28, 2020
           CIK No. 0001796303

Dear Mr. Roth:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on S-1 submitted January 28,
2020

General

1. We note that in response to comment 1 you included a market-making prospectus. Please include the footnote to the fee table for the amount of securities being registered solely for certain market-making transactions.
Our Business Combination Process, page 62

2. We note your response to prior comment 2 wherein we asked for clarification of insiders'
       obligation to fund the trust account in order to extend the time to complete an acquisition.
       Regarding your disclosure that insiders are "not obligated to fund the trust account to
 Gordon Roth
Roth CH Acquisition I Co.
February 3, 2020
Page 2
         extend the time for us to complete our initial business combination," please explain whether you mean that insiders are not required to extend the time to complete the initial business combination at all, or whether they could extend it without funding the trust account.
Conflicts of Interest, page 82

3. We note that your officers and directors have agreed to present you with any suitable opportunity to acquire a target business prior to any other person or entity. Please file this agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameGordon Roth                                   Sincerely,
Comapany NameRoth CH Acquisition I Co.
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Corporation Finance
February 3, 2020 Page 2                                         Office of Real
Estate & Construction
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